ITEM 77C
               SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

         On January 8, 2001, Investors High Grade Bond Fund, a series of Forum Funds, merged with and into a series of Stratevest Funds, another investment company. Shareholders of Investors High Grade Bond Fund approved the fund's merger into Stratevest Intermediate Bond Fund by a vote of 2,424,632.638 in favor to 0 against, at a special shareholders' meeting held on December 1, 2000. The registration statement of Stratevest Funds as filed via EDGAR on November 14, 2000 (accession number 0001119381-00-0000012) includes the Agreement and Plan of Reorganization underlying the merger of Investors High Grade Bond Fund and Stratevest Intermediate Bond Fund and is incorporated by reference. Forum Funds continues to operate as a registered investment company under the Investment Company Act of 1940, as amended.